MYTRAVEL

SUPPL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

7 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 09 2005
WASH, D.C. 213 SECTION

05011092

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 5th September 2005, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

Enclosures

dlw 9/12

J:Grpsec-15-07-0801-001-SEC-3-050907

Barclays Corporate Secretariat
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

26 August 2005

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2005
WASH. D.C.
213

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 24 August 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.91%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 434,152,761 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP

SEDOL : B06BLB4

As at 24 August 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 21,322,153 ORD GBP0.30 representing 4.91 % of the issued share capital of 434,152,761 units

Legal Entity		Holding	Percentage Held
Barclays Global Investors Ltd		5,489,846	1.2645
Gerrard Ltd		97,717	.0225
Barclays Global Investors, N.A.		11,609	.0027
Barclays Bank PLC		15,216,763	3.5049
Barclays Life Assurance Co Ltd		506,218	.1166
	Group Holding	**21,322,153**	**4.9112**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP

SEDOL: B06BLB4

As at 24 August 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 21,322,153 ORD GBP0.30 representing 4.91 % of the issued share capital of 434,152,761 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMI			15,216,763
BOISS NOMINEES LTD	4224361		192,509
CHASE NOMINEES LTD	16376		215,914
CHASE NOMINEES LTD	28270		164,309
INVESTORS BANK AND TRUST CO.			11,609
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		224,706
JP MORGAN (BGI CUSTODY)	16400		4,775,079
JP MORGAN (BGI CUSTODY)	18409		306,344
R C Greig Nominees Limited	RC1		73,758
R C Greig Nominees Limited a/c	AK1		5,556
R C Greig Nominees Limited GP1	GP1		3,071
R C Greig Nominees Limited SA1	SA1		15,332
		Total	**21,322,153**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	15,216,763
Boiss Nominees Limited (a/c 4224361)	192,509
Chase Nominees Limited (a/c 16379)	215,914
Chase Nominees Limited (a/c 28270)	164,309
Investors Bank and Trust Co	11,609
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	224,706
JP Morgan (BGI Custody) (a/c 16400)	4,775,079
JP Morgan (BGI Custody) (a/c 18409)	306,344
R C Greig Nominees Limited (a/c RC1)	73,758
R C Greig Nominees Limited a/c AK1)	5,556
R C Greig Nominees Limited (a/c GP1)	3,071
R C Greig Nominees Limited (a/c SA1	15,332
Total	**21,322,153**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

2 September 2005

12. Total holding following this notification

21,322,153 30p ordinary shares

13. Total percentage holding of issued class following this notification

4.86% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

5 September 2005